FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEMS

1    Translation of letter to the Buenos Aires Stock Exchange dated March 9, 2016

2    Press Release dated March 9, 2016

TRANSLATION
Autonomous City of Buenos Aires, March 9, 2016

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Relevant Information – Article 23 – Buenos Aires Stock Exchange Regulations

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations.

In that connection, please find attached a press release dated today.

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

TRANSLATION

March 9, 2016

YPF Notice

Miguel Galuccio, the Chairman and CEO of YPF, confirmed he will continue to hold these positions until the upcoming general shareholders meeting, to be held in the near future.

Mr. Galuccio will stay at the helm of YPF until the upcoming shareholders meeting. He has committed to supporting the Board of Directors to ensure an orderly transition and cooperating in the search for his replacement.

"These have been four very intense years in which we've changed the direction of YPF to make it, once again, the engine of the country's energy development, creating value for its shareholders.  I feel proud of what we've accomplished together with all YPF employees. But the time has come to allow others to continue down the path the company has undertaken. YPF is the best company in the country, and I'm certain that it will continue being the best," said Mr. Galuccio.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: March 9, 2016	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer